Filed Pursuant to Rule 253(g)(2)
File No. 024-10567

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 18 DATED DECEMBER 1, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Waypoint Austin Georgetown Owner, LLC

On November 27, 2017, we directly acquired ownership of a “majority-owned subsidiary”, Waypoint Austin Georgetown Owner, LLC (“RSE Waypoint Controlled Subsidiary”), in which we have the right to receive a preferred economic return, in which no proceeds were transferred currently but with a deferred equity commitment of $5,815,000 (the “RSE Waypoint Controlled Subsidiary Investment”). The initial proceeds from the RSE Waypoint Controlled Subsidiary Investment, when funded by us (contingent upon Waypoint receiving all necessary permits), are anticipated to be used for the construction of a single stabilized multifamily property totaling 270 units located at NE Inner Loop & University Ave, Georgetown, TX 78626 (the “RSE Waypoint Property”). The RSE Waypoint Controlled Subsidiary is anticipating redeeming the RSE Waypoint Controlled Subsidiary Investment via sale or refinance by November 27, 2020. The RSE Waypoint Controlled Subsidiary Investment is expected to be funded with proceeds from our Offering, and it is anticipated that RSE Waypoint Controlled Subsidiary Investment may be transferred to a to be formed LLC with other potential entities as members in the future.

The RSE Waypoint Controlled Subsidiary is managed by Waypoint Residential (“Waypoint”). Waypoint Residential is a vertically integrated real estate investment firm focused on the U.S. residential sector. Since 2011, Waypoint has invested over $2 billion across more than 20,000 multifamily and student housing units located in the South, Southeast, and Midwest markets. Waypoint is comprised of more than 60 professionals in six offices with senior management averaging over 25 years of real estate investment and management experience throughout the U.S. Other than with regard to the RSE Waypoint Controlled Subsidiary, neither our Manager nor we are affiliated with Waypoint.

Pursuant to the agreements governing the RSE Waypoint Controlled Subsidiary Investment (the “RSE Waypoint Operative Agreements”), our consent is required for all major decisions regarding the RSE Waypoint Property. In addition, pursuant to the RSE Waypoint Operative Agreements we are entitled to receive a minimum 11.0% per annum economic return on our RSE Waypoint Controlled Subsidiary Investment, comprised of 7.5% economic return paid on a current basis, with the remainder accruing until the RSE Waypoint Controlled Subsidiary Investment is redeemed. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 1.5% of the RSE Waypoint Controlled Subsidiary Investment, as well as an approximate $25,000 in due diligence fees and third-party reimbursements, paid directly by the RSE Waypoint Controlled Subsidiary.

The RSE Waypoint Controlled Subsidiary is expected to redeem our RSE Waypoint Controlled Subsidiary Investment by November 27, 2020 (the “RSE Waypoint Redemption Date”). The RSE Waypoint Controlled Subsidiary does have the ability to extend the RSE Waypoint Redemption Date with one 24-month extension subject to the following conditions: (i) all outstanding accrued preferred return must be paid; (ii) the preferred return will increase to 12.0%; (iii) 100% of cash flow will be swept to pay the principal and economic return on the RSE Waypoint Controlled Subsidiary Investment; (iv) the RSE Waypoint Property’s net operating income for the previous three months shall provide a debt service coverage ratio of at least 1.25x; and (v) the RSE Waypoint Property has achieved a minimum occupancy of at least 85% at rental rates consistent with pro-forma underwriting. In the event that the RSE Waypoint Controlled Subsidiary Investment is not redeemed by the RSE Waypoint Redemption Date or is not extended by the RSE Waypoint Redemption Date, pursuant to the RSE Waypoint Operative Agreements, we have the right, in our discretion, to force the sale of the RSE Waypoint Property outright. The RSE Waypoint Controlled Subsidiary may redeem our RSE Waypoint Controlled Subsidiary Investment in whole or in part without penalty during the term of the RSE Waypoint Controlled Subsidiary Investment.

Simultaneous with the RSE Waypoint Controlled Subsidiary Investment, senior financing was provided through a $22,000,000 senior secured loan from Texas Capital Bank (the “RSE Waypoint Senior Loan”). The loan features a 3-year term and 3-years interest-only at a floating rate of 1-month LIBOR + 3.00%. The RSE Waypoint Senior Loan also features one, 24-month extension period. The RSE Waypoint Senior loan includes a 100% completion guaranty tied to Waypoint. The loan also features standard carve out provisions tied to Waypoint. Aggregate with the RSE Waypoint Senior Loan, the RSE Waypoint Controlled Subsidiary Investment features a LTC of 68.1%, based on a $40,845,442 construction budget, with approximately $13.03 million of equity junior to the RSE Waypoint Controlled Subsidiary Investment once fully funded. The combined LTC ratio is the amount of the RSE Waypoint Senior Loan plus the amount of the RSE Waypoint Controlled Subsidiary Investment, divided by the total projected construction budget of the RSE Waypoint Property. LTC, or loan-to-cost ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated construction cost to build the property. We generally use LTC for ground up development properties.

The property is expected to consist of nine three and four-story garden style apartment buildings, eight two-story “carriage house” buildings and a clubhouse situated on 15.69 acres and will include 242,730 square feet of rentable area. The units are divided between one-bedroom, two-bedroom, and three-bedroom units. The property will be a class A apartment complex with stainless steel appliances, solid surface countertops, tile backsplashes in kitchens, and balconies. Exterior amenities will include a resort style pool, poolside grills/cabanas, a dog park, a business center, a clubhouse, a fitness center, and an internet café.

The Austin market presents a strong opportunity arising from strong demographic growth and solid multifamily market fundamentals. Population growth has been growing at a rate four times that of the US average (approximately 65% from 2000 – 2016 compared to the United States’ average of 14.2%) and, during the past 10 years, the employment base grew by approximately 37% (approximately 6x the U.S. average of 6.5%).